EX-99.d.2

Delaware Management Company

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

April 24, 2023

Delaware VIP Trust

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

Re:  Expense Limitations

To whom it may concern:

By our execution of this letter agreement (the "Agreement"), intending to be legally bound hereby, Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Manager”), agrees that in order to improve the performance of the series of Delaware VIP Trust set forth below (each a “Series”), the Manager shall waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale dividend and interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations (collectively, the “Excluded Expenses”)) in an aggregate amount equal to the amount by which the Series’ total annual series operating expenses (excluding any Excluded Expenses) exceed the percentages set forth below for the period from May 1, 2023 through April 30, 2024. For purposes of this Agreement, Excluded Expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Series’ Board of Trustees and the Manager.

Fund	Expense Cap
Delaware VIP Emerging Markets Series	1.18%
Delaware VIP Fund for Income Series	0.74%
Delaware VIP Growth and Income Series	0.72%
Delaware VIP Growth Equity Series	0.80%
Delaware VIP International Series	0.86%
Delaware VIP Investment Grade Series	0.63%
Delaware VIP Limited Duration Bond Series	0.53%
Delaware VIP Opportunity Series	0.83%
Delaware VIP Small Cap Value Series	0.80%
Delaware VIP Total Return Series	0.83%

The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Series expenses at any time in the future.

Delaware Management Company, a series of

Macquarie Investment Management Business Trust

By:	/s/ Richard Salus
	Name:	Richard Salus
	Title:	Senior Vice President